Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
Commission File No.: 001-08660
The following presentation was used by The Toronto-Dominion Bank in connection with an investor conference on September 13, 2005:
Scotia Capital Financials Summit 2005 September 13, 2005 Dan Marinangeli EVP and CFO TD Bank Financial Group

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank's 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank's ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Forward-Looking Statements And Other Information

Building the better bank Building the better bank Agenda Four solid, growing businesses What differentiates TD

Strategy Addresses Barriers to a Premium P/E Strategically re-deploy capital for higher return focus on economic profit and highest return for risk undertaken invest with value, long-term growth, and flexibility in mind TD's long-term U.S. growth strategy is best of Canadian banks: TD Banknorth and TD Ameritrade Achieve better than market growth rates invest in core businesses for long-term organic growth target under-penetrated businesses well executed simple straightforward business strategies Execute: Do what we say we will do Operate with reduced risk profile less exposure to credit cycle pro-active risk management and smaller corporate loan book superior earnings mix provides higher more consistent return

Strong Performance In All Segments FY 2003 FY 2004 P&C 1242 1450 Wealth 243 352 Wholesale 529 588 Business Segment Net Income* Before the amortization of intangibles ($MM) Personal & Commercial +17% Wealth Management +45% Wholesale Banking +11% 60% 15% 25% YTD 2005 P&C 1259 US P&C 89 Wealth 296 Wholesale 436 61% 14% 21% 4% TD BNK -6% +2% +18% * Adjusted for items of note as reported quarterly from Q4/04 through Q3/05 Net income before the amortization of intangibles and related terms used in this presentation are not defined items under GAAP and may not be comparable to similar terms used by other issuers. See page 13 of the 2004 Annual Report for an explanation of how the Bank reports and a reconciliation to reported (GAAP) results.

(Before the amortization of intangibles) Annual EPS* Strong EPS in 2004 Continues In 2005 2003 2004 YTD 05 EPS adjusted 2.98 3.75 3.08 * Adjusted for items of note as reported quarterly from Q4/04 through Q3/05 26% 8%

Net Income Growth Before the amortization of intangibles TD's Earnings Growth Leads the Peer Group 2003 2004 YTD 05 Annualized TD 100 128 144 RY 100 102 129 BNS 100 112 128 BMO 100 123 122 CM 100 129 132 Other 4 Big Banks 16% pts *Adjusted for items of note as reported quarterly from Q4/04 through Q3/05. Other banks adjusted for non-underlying items for comparability

Return on Risk-Weighted Assets* Delivering the Best Return for Risk Undertaken Q1/03 Q2/03 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Q4 2004 Q1 2005 Q2 2005 Q3 2005 TD Bank 0.015 0.0154 0.0181 0.0187 0.0229 0.0236 0.0231 0.0238 0.0267 0.0239 0.0227 Ex BNK 0.0267 0.0251 0.026 Royal Bank 0.0184 0.017 0.0185 0.0176 0.018 0.0177 0.0164 0.0165 0.0211 0.0199 0.0206 CIBC 0.0115 0.0118 0.0131 0.0158 0.0193 0.0173 0.0185 0.0153 0.0173 0.0164 0.0191 ScotiaBank 0.0139 0.0147 0.0156 0.0168 0.0169 0.0185 0.0178 0.0175 0.0204 0.0199 0.0191 BMO 0.012 0.0128 0.0151 0.0154 0.0156 0.0174 0.0181 0.0153 0.016 0.0156 0.0146 Other 4 Big Banks 44 bps *Adjusted for items of note as reported quarterly from Q4/04 through Q3/05. Other banks adjusted for non-underlying items for comparability

Strong Capital Position Provides Flexibility and Options Oct 31 02 Oct 31 03 Oct 31 04 Jul 31 05 Pro Forma Ameritrade / Hudson* East 0.051 0.069 0.09 0.07 0.076 Generate about $1.5B in capital annually for reinvestment Tangible Common Equity to Risk-Weighted Assets * As per announcement of a definitive agreement to acquire Hudson United Bancorp, July 12, 2005 Tangible common equity is total common equity less net intangibles and goodwill, and is a non-GAAP measure. Also see "Financial Highlights" in the inside cover of the 2004 Annual Report.

Agenda Building the better bank Four solid, growing businesses What differentiates TD

FY 2002 FY 2003 FY 2004 YTD 05 East 1085 1242 1450 1259 Personal & Commercial Net Income (Before amortization of intangibles) FY 2002 FY 2003 FY 2004 YTD 05 East 438 639 810 765 Personal & Commercial Economic Profit Canadian Personal & Commercial: Our Strategy is Working 15% 17% 18% Canadian Personal & Commercial

Strategy for Growing Canadian P&C Business Target under-penetrated businesses small business, commercial banking, insurance Operating excellence start with the customer re-engineer to be simple, fast, easy Invest for the future invest in core businesses ensure long-term organic growth Canadian Personal & Commercial

Focus on Operating Excellence and Maintaining Revenue/Expense Gap Net Interest Margins FY 2002 FY 2003 FY 2004 YTD 05 Efficiency Ratio 0.0338 0.0325 0.0305 0.0296 FY 2002 FY 2003 FY 2004 YTD 05 Efficiency Ratio 0.61 0.592 0.587 0.564 Efficiency Ratio (Before amortization of intangibles) 58.0% * Canadian Personal & Commercial Peers** 58.6% *In FY 2004, efficiency ratio was 58.0%, excluding acquisitions and 58.7% including acquisitions. **Peers is: RY, BNS, CM and BMO and includes adjustments made for comparability purposes.

Tactics For Growing Under-Penetrated Businesses Small Business Banking Leverage strong retail drivers (coverage, hours, CSI) and large retail customer base Canadian Personal & Commercial Q3/04 Q3/05 Business volumes 45 49 YTD 04 YTD 05 Small Business 418 616 Business Loans & Deposits $B Commercial Banking Follow more segmented and focused approach to sales - three distinct businesses and strategies Insurance Life Insurance: Best creditor insurance penetration rate and direct sales of living benefits products Property & Casualty: Low cost direct insurance model produces superior ROE and growth Revenue net of claims $MM

Net income before amortization of intangibles * Peers is an average of: RY (includes global insurance and wealth management), BNS (includes Wealth Management), CM and BMO (excludes Harris) and includes adjustments made for comparability purposes. Faster revenues + operating excellence = top performance Wealth 2002 to 2004 TD 0.335 Peers 0.149 % Net Income Growth 2002 to 2004 TD Peers* % Net Income Growth 3Qs 04 to 3Qs 05 Excellent Profit Performance Continues in 2005 TD Wealth Q1/04 to Q1/05 TD 0.18 Peers 0.13 TD Peers* Canadian Personal & Commercial

Build out integrated platform in Canada Grow advisory service Adding 175 net new client facing advisors in 2005 Leverage domestic strengths: premium brand: TD Waterhouse large retail banking customer base top ranked mutual fund business a growing independent channel Exploit the synergies of powerful market position in Canada Domestic Wealth Management: Another Growth Opportunity Wealth Management Assets Under Administration ($B) Oct 31 02 Oct 31 03 Oct 31 04 Jul 31 05 3 Bank Peer 226 259 279 322

Top Performing TD Mutual Funds - A Significant Contributor RBC TD C.I. BMO Manulife IGM AIM East 4.58 3.779 2.568 2.117 1.942 1.595 0.972 Wealth Management High Sales Growth in Canadian Long-Term Mutual Funds ($B) (as of July 2005) #2 More Top Rated Mutual Funds (as of July 2005) 4 & 5 Stars 3 Stars 1 & 2 Stars TD 0.392 0.431 0.176 All Funds 0.325 0.35 0.325 4 & 5 Stars 3 Stars 1 & 2 Stars TD Mutual Funds All Morningstar Rated Funds

Wealth Management TD Wealth Management Net Income(1) ($MM) Peer(2) Wealth Management Net Income ($MM) (2) Peers is an average of: CM and BMO (including U.S. Private Client Group) and includes adjustments made for comparability. (1) Net income before amortization of intangibles. 2003 adjusted for restructuring and write-downs. Our Wealth Management Strategy is Working Wealth FY 2002 FY 2003 FY 2004 YTD 05 TD Waterhouse 20 144 235 177 Other Wealth Management 101 99 117 119 FY 2002 FY 2003 FY 2004 YTD 05 3 Bank Peer 169 249 344 290

TD Ameritrade Illustration Wealth Management Pro Forma TD Wealth Management Net Income before the amortization of intangibles ($MM) Wealth YTD 05 YTD 05 Annualized 2006 Pro Forma TD AMTD 2007 Pro Forma TD AMTD Other Wealth Management 239 318 318 318 6 8 TD Waterhouse 57 76 13 TD Ameritrade 104 213 Domestic Wealth1 Domestic Wealth1 TD Waterhouse USA Ameritrade Canada TD Ameritrade Based on YTD 05 earnings before the amortization of intangibles of C$57MM for TDW USA and US$248MM for AMTD. Synergies as announced 6/22/05 & realized 50% in TD's F06 & 100% in F07, FX = 1.20. Net income before the amortization of intangibles is a non-GAAP measure. See page 13 of the 2004 Annual Report for an explanation and reconciliation to GAAP.

Wholesale Banking: Contributing to Shareholder Value Wholesale Banking Net Income1 ($MM) (before amortization of intangibles) Return on Invested Capital1 FY 2002 FY 2003 FY 2004 YTD 05 Efficiency Ratio 290 529 588 381 55 FY 2002 FY 2003 FY 2004 YTD 05 Efficiency Ratio 0.075 0.195 0.247 0.233 *Adjusted for items of note as reported quarterly from Q4/04 through Q3/05.

A Different, But Simple Strategy Wholesale Banking Operates within capital allocation, currently $2.6B not total bank capital Performance measurement - economic profit aligns interests with shareholders Clear business focus Canada: grow as full service investment bank outside Canada: niche capital markets business Goal: higher ROIC, lower risk, less exposure to credit cycle

Matching Power in Fixed Income with Equities Wholesale Banking Wealth FY 2002 FY 2003 FY 2004 YTD 05 Share 0.099 0.112 0.123 0.162 Value of Block Trades % Share and Rank(1) (1) Calendar year, source: TSX #5 #4 #2 #1

FY 2002 Q3/05 Market RWA 14.9 5.7 Other RWA 47.1 26 Dramatically Lower Exposure to the Credit Cycle Wholesale Banking Average Invested Capital - down 38% Risk Weighted Assets - down 48% FY 2002 Q3/05 Efficiency Ratio 4.2 2.6 Market RWA

TD Banknorth: TD's P&C Expansion Platform in the U.S. TD's expansion strategy overcomes many of the challenges faced by Canadian banks entering the U.S. by: retaining a U.S. share currency best in class management excellent geographic footprint platform scale franchise with very strong market positions successful community banking model acquisitions a core competency Pending Hudson United acquisition exemplifies execution of the strategy P&C Wealth Wholesale TD BNK Q3 2005 434 99 130 70 Q3/05 Business Segment Earnings Mix1 TD Canada Trust (Personal & Commercial) TD Banknorth (U.S. P&C) TD Securities (Wholesale) TD Waterhouse (Wealth) 1. Q3 2005 net income before the amortization of intangibles. U.S. Personal & Commercial

Continuing Growth Opportunities Illustrative Business Segment Earnings Mix1 P&C Wealth TD AMTD TD BNK Wholesale Q1 2005 825 170 128 173 291 TD Canada Trust (Canadian P&C) TD Securities (Wholesale) TD Waterhouse (Canadian Wealth) Based on YTD business segment earnings and pro forma TD Banknorth (including Hudson United) and pro forma TD Ameritrade as per announcement of a definitive agreement to acquire Hudson United Bancorp, July 12, 2005

Agenda Building the better bank Four solid, growing businesses What differentiates TD

What Differentiates TD Faster organic growth unique growth opportunity in under-penetrated businesses straightforward business plans for long-term growth Focus on optimizing invested capital disciplined: invest capital for economic profit growth re-deploy capital for better return and sustainability Execution is key clearly demonstrating revenue-expense gap start with the customer, re-engineer to be simple, fast, easy transparent: doing what we say we will do Best growth platform in the U.S superior use of excess capital Lower risk profile reduced volatility through business mix actively managing risk with lower exposure to credit cycle

Additional Information About the Ameritrade Transaction Ameritrade stockholders are urged to read the proxy statement filed by Ameritrade regarding the proposed transaction with TD Waterhouse when it becomes available because it will contain important information. Ameritrade stockholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ameritrade and The Toronto-Dominion Bank, without charge, at the SEC's Internet site (http://www.sec.gov). Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Ameritrade Investor Relations at www.amtd.com, or by mail at Ameritrade Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by Telephone: 800-237-8692. Additional Information About the Hudson United Transaction This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Additional Information about the Transactions

The following presentation was used by TD Banknorth Inc. in connection with an investor conference on September 13, 2005:

Scotia Capital Financials Summit 2005 September 13, 2005 Dan Marinangeli EVP and CFO TD Bank Financial Group

Scotia Capital Financials Summit 2005 September 13, 2005 Peter J. Verrill Chief Operating Officer Stephen J. Boyle Chief Financial Officer Building on Strength

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth's operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth's periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth's forward-looking statements. TD Banknorth does not undertake any obligation to update these forward- looking statements to reflect events or circumstances that occur after the date on which such statements were made. Note on Forward-Looking Information

Who is TD Banknorth Inc.? Headquartered in Portland, Maine Approximately 55% owned by TD Bank Financial Group (TD) $32 billion in assets as of 6/30/05 More than 1.3 million households throughout New England and upstate New York Over 7,800 employees Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance Community-banking model based on local decision-making and superior service Poised for growth

Solid Financial Services Franchise in New England and New York Nearly 400 branches and 550 ATMs 30 Wealth Management offices 71 Bancnorth Investment Group offices* 27 Banknorth Insurance Group offices Current TD Banknorth Branch Locations 60 Maine 68 New Hampshire 161 Massachusetts 44 Connecticut 36 Vermont 27 New York *Based on number of reps. housed in the branches as well as in centralized locations. In association with Bancnorth Investment Group Inc., a subsidiary of PrimeVest Financial Services, Inc.

Community Banking Model Bank presidents in each state responsible for all major decisions affecting their customers and communities; Local decision-making authority and loan authority; React and make decisions quickly; Superior local service; Target both the middle/small business commercial market and consumer market; Deposit gathering focused on core deposits; Cross sell additional services including insurance and investments.

Consistently Strong Performance 10 consecutive years of operating EPS growth; Strong profitability 29% cash ROE as of 6/30/05 51% cash efficiency ratio as of 6/30/05 Consistent, strong core loan and deposit growth; Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue; Superior asset quality.

Strong Loans & Deposit Growth Loans 2000 10.8 2001 12.7 2002 14.1 2003 16.3 2004 18.6 2004 5-yr. CAGR 13.6% Loans $ Billions Deposits 2000 12.1 2001 14.2 2002 15.7 2003 17.9 2004 19.2 2004 5-yr. CAGR 10.4% Deposits $ Billions 8.57% 7.97% 6.69% 5.29% 5.65% 4.13% 3.51% 2.05% 1.08% 1.34% Loan and Lease Yields Interest-Bearing Deposit Rates

Other Income Growth and Improved Efficiency Other income 2000 230.09 2001 242.7 2002 279.1 2003 332.7 2004 353.7 2004 5-yr. CAGR 12.7% Noninterest income (excluding securities gains/(losses) $ Millions Efficiency ratio 2000 0.5281 2001 0.5219 2002 0.5248 2003 0.5094 2004 0.504 Cash efficiency ratio Cash Efficiency Ratio excludes securities gains/(losses), merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

Strong Asset Quality Total Assets 2000 0.0037 2001 0.0039 2002 0.0029 2003 0.0024 2004 0.0028 NPA's as a % of Total Assets Average Loans 2000 0.0024 2001 0.0033 2002 0.0029 2003 0.0024 2004 0.0021 Net charge-offs as a % of Avg. Loans NPA's as a % of Total Assets have remained relatively stable while Total Assets have increased by 57% from 2000-2004.

Solid Earnings Growth Net Income 2000 252 2001 267 2002 312 2003 362 2004 402 Cash Operating Earnings* $ Millions 2004 5-yr. CAGR 11.4% * Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets.

2000 2001 2002 2003 2004 Excl. Merger/Consolidation Costs 1.74 1.88 2.09 2.21 2.31 GAAP 1.32 1.68 1.99 2.15 1.75 Cash Operating Earnings* GAAP * Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets. EPS Growth Per Diluted Share

History of Successful Acquisitions Acquisitions are a core competency TD Banknorth utilizes a disciplined and conservative acquisition model Acquisitions must be accretive in the first full year All acquisitions have met or exceeded financial targets Completed 25 acquisitions since 1987 10 acquisitions completed since 2000 in higher growth markets of Massachusetts and Connecticut 11 insurance agency acquisitions since 1997. Same integration team has been working together for the past 15 years

What Differentiates TD Banknorth? Strong management team with a proven track record. We do what we say we'll do. Well-positioned for both organic and acquisition growth in higher growth markets in the Northeast. Access to capital to implement growth strategy as part of TD. Superior asset quality.

Hudson United Overview

Litchfield Hartford Tolland Windham New London Middlesex New Haven Fairfield Hudson United TD Banknorth ME NY NH VT MA CT NJ PA RI Hartford Philadelphia Boston Significant Expansion in CT and Natural Extension into the Mid-Atlantic Region

TD Banknorth views Hudson United as an ideal entry point into several key markets. Very similar strategy to BNK's successful entries into Connecticut and Massachusetts. Hudson United will provide a springboard for BNK to grow market share in the Mid-Atlantic region through future acquisitions and de novo expansion. TD Banknorth is familiar with the competitors in Hudson United's markets and has successfully competed with them in other regions. Source: SNL Financial. Data as of June 30, 2004. Rank excludes institutional deposits. Includes Bergen, Passaic, Essex and Hudson counties. Includes Orange, Dutchess, Westchester, Putnam, Ulster, Rockland and Sullivan counties. Hudson United Provides an Ideal Entry Point and a Springboard for TD Banknorth to Grow Deposit Share in Attractive Markets

Hudson United Provides TD Banknorth with a Presence in More Affluent and Higher Growth Markets Highly Populated Markets Median Household Income (2004) Source: SNL Financial. All data presented is weighted average by deposits at the county level. Northern New Jersey consists of Bergen, Passaic, Essex and Hudson counties. Projected population change from 2004-2009. Median Household Income Amount Hudson United 62827.8509286489 TD Banknorth 54930.2035298924 Fairfield County 72694 New Jersey 61779 U.S. 46475

Creates state-wide Connecticut deposit franchise: Adds 42 branches and $1.6 billion of deposits in Connecticut; Fairfield county deposits of $757 million in 19 branches; Pro forma, #6 ranked bank in CT with $4.1 billion in deposits, up from #8. Adds $1.3 billion to BNK's existing New York franchise to create a continuous $2.4 billion deposit branch network down the eastern part of the state; BNK has a 16-year track record of growth and gaining market share based on integration experience: Significant branch and business line investment and restructuring program; Roll out of TD Banknorth retail banking platform; Comprehensive rebranding strategy; Numerous follow-on acquisition and de novo branching opportunities. TD Banknorth is Uniquely Positioned to Make an Acquisition of Hudson United Work

Excellent strategic and operating fit: Similar community banking models and business focus will facilitate client retention; Perfect fit with TD Banknorth's regional organizational structure; Complementary commercial bank loan and deposit mix; Suburban deposit franchise. Manageable execution risk: Experienced BNK integration team; BNK has proven track record of succeeding in suburban markets such as Hudson United's; Consistent with size and scope of past acquisitions; Hudson United management to be supplemented with BNK management; BNK's consistently strong compliance record. Ability to leverage TD's expertise in Hudson United's credit card and specialty finance businesses. TD Banknorth is Uniquely Positioned to Make an Acquisition of Hudson United Work

Summary Financial Overview 1. Assumes consummation date of March 31, 2006. Includes purchase accounting and pro forma adjustments.

Summary Market Expansion Opportunity Creates state-wide franchise in Connecticut Builds franchise in eastern New York state Establishes strong commercial presence in New Jersey Provides outstanding opportunity in Philadelphia TD Banknorth can Grow and Improve Hudson United's Franchise Franchise improvement and restructuring New investments where needed Advantage of TD Banknorth's products and balance sheet TD Banknorth management has proven track record of growth via acquisitions Low-Risk Transaction Hudson United is a profitable franchise with good asset quality Community banking model similar to TD Banknorth's Consistent with size and scope of past acquisitions Integration experience Sound Investment Accretive to BNK's EPS by 2007, the first full year of combined operations Strong pro forma profitability ratios and net interest margin Subject to regulatory requirements, TD intends to maintain or increase its ownership position in BNK Hudson United provides solid base from which to grow in attractive markets Summary

Questions & Answers

Appendix

Value per Hudson United share: $42.78 (1) Aggregate transaction value: Stock component: Cash component: $1.9 billion (1) Approximately 32.4 million BNK shares Approximately $942 million (funded by selling approximately 29.6 million BNK shares to TD at $31.79 per share) Consideration mix: Approximately 51% stock / 49% cash to Hudson United's shareholders(2); transaction funded with 100% stock from BNK's perspective Structure: Tax-free re-organization for stock component; cash / stock value equalization election mechanism Estimated initial cost savings: 25% of Hudson United's core operating expense base, fully phased-in by 2007 Additional retail franchise investment and related revenue enhancements: Retail franchise investment: $7.5 million (after tax) in 2006 and $10.0 million (after tax) in 2007 Revenue enhancements: Initial $9 million (after tax) in 2007 Restructuring charge: $86 million, after tax (approximately 4.5% of deal value) Required approvals: Hudson United and BNK shareholder approvals Customary regulatory approvals Expected closing: First quarter 2006 Summary of Significant Terms and Assumptions Based on BNK's closing price of $29.96 on July 11, 2005. Actual allocation will depend upon final exchange ratio.

Transaction Pricing and Comparables Includes all U.S. bank and thrift acquisitions since January 1, 2003 with deal value between $1 billion and $10 billion. Excludes merger of equals transactions. Based on BNK closing price of $29.96 on July 11, 2005. Current year earnings represent the target's earnings estimate per First Call for the full calendar year in which the transaction is announced. Excluding the impact of landfill gas projects on Hudson United's 2005E EPS per First Call, transaction P/E would be 16.8x. Hudson United's stated tangible book value at March 31, 2005. Core deposits exclude CDs over $100,000.

The acquisition of Hudson United is accretive to BNK's EPS by 2007, the first full year of combined operations Note: Consummation date assumed to be March 31, 2006. Excludes impact of one-time merger-related charges. 1. Based on median First Call estimates for 2006. 2007 GAAP estimates apply 10% growth rate to 2006 GAAP EPS. Hudson United earnings exclude impact of landfill gas projects. 2. Cost savings phased in 90% in 2006 and 100% in 2007. 3. Assumes BNK repurchases its stock at close of transaction to target a 5.10% tangible equity / tangible assets ratio. Assumes 4.5% pre-tax cost of cash. Pro Forma Impact - Net Income

Source: Company filings. Data as of or for the quarter ended March 31, 2005. Note: Combined numbers do not include purchase accounting or pro forma adjustments. Hudson United Has a Commercial Bank Deposit Base That is Similar to TD Banknorth's

Source: Company filings. Data as of or for the quarter ended March 31, 2005. Note: Combined numbers do not include purchase accounting or pro forma adjustments. C&I Loans Comprise 45% of Hudson United's Total Loan Portfolio

Strong Asset Quality Source: Company filings. Data as of or for the quarter ended March 31, 2005. Note: Combined numbers do not include purchase accounting or pro forma adjustments. 1. Annualized.

Cash / Stock Value Equalization Structure 1. Final exchange ratio will be based on the average closing price of BNK common stock during the ten-trading day period ending on the fifth trading day before the closing date. 2. BNK's closing price on July 11, 2005.

TD Banknorth Inc. and Subsidiaries Reconciliation Table - Non-GAAP Financial Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's management uses these non-GAAP measures in its analysis of the Company's performance. These measures typically adjust GAAP performance measures to exclude the effects of charges and expenses related to the consummation of mergers and acquisitions and costs related to the integration of merged entities, as well as the amortization of intangible assets in the case of "cash basis" performance measures. These non-GAAP measures also may exclude other significant gains or losses that are unusual in nature, such as security gains and prepayment penalties incurred in connection with deleveraging strategies. Because these items and their impact on the Company's performance are difficult to predict, management believes that presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of the Company's core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Note on Non-GAAP Financial Information

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Additional Information about the Transaction